Exhibit 99.3

February 16, 2021 Aeterna Zentaris Inc. 315 Sigma Drive Summerville, South Carolina 29486	Norton Rose Fulbright Canada llp 222 Bay Street, Suite 3000, P.O. Box 53 Toronto, Ontario M5K 1E7 Canada F: +1 416.216.3930 nortonrosefulbright.com

Dear Sirs/Mesdames:

We have acted as counsel to Aeterna Zentaris Inc. (the Company), a corporation incorporated under the federal laws of Canada, in connection with an offering in the United States of 23,586,207 common shares in the capital of the Company (the Common Shares) (including 3,076,461 Common Shares issuable by the Company upon exercise of an over-allotment option granted by the Company to the underwriter) pursuant to a prospectus supplement dated February 16, 2021 (the Prospectus Supplement) and accompanying prospectus (the Prospectus) as part of a registration statement on Form F-3 (Registration No. 333-232935) and the related registration statement on Form S-3 (File No. 333- 253178) filed under Rule 462(b) under the Securities Act of 1933, as amended (the Securities Act) (as so filed and as amended, collectively, the Registration Statements), each filed by the Company with the United States Securities and Exchange Commission (the Commission) under the Securities Act.

As counsel, we have made such investigations and examined the originals, or duplicate, certified, conformed, telecopied or photostatic copies of such corporate records, agreements, documents and other instruments and have made such other investigations as we have considered necessary or relevant for the purposes of this opinion, including:

(a)	the Registration Statements, the Prospectus and the Prospectus Supplement;

(b)	the underwriting agreement between the Company and H.C. Wainwright Co., LLC (the Underwriting Agreement)

(c)	the restated articles of incorporation, articles of amendment and by-laws of the Company;

(d)	a Certificate of Compliance dated February 16, 2021 issued by Industry Canada pertaining to the Company; and

With respect to the accuracy of factual matters material to this opinion, we have relied upon certificates or comparable documents and representations of public officials and of officers of the Company and have not performed any independent check or verification of such factual matters.

In giving this opinion, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as duplicates, certified, conformed, telecopied or photostatic copies and the authenticity of the originals of such latter documents. We have also assumed that the Certificate of Compliance referred to above will continue to be accurate as at the date of issuance of any Common Shares offered or sold under the Prospectus Supplement.

The opinion set forth below is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein, in each case in effect on the date hereof. Our opinion is rendered as of the date hereof, and we assume no obligation to advise you of changes in law or fact (or the effect thereof on the opinions expressed herein) that hereafter may come to our attention.

Where our opinion below refers to the Common Shares as being “fully-paid and non-assessable”, such opinion assumes that all required consideration (in whatever form) has been or will be paid or provided. No opinion is expressed as to the adequacy of any consideration received.

Based on the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, we are of the opinion that upon issuance and delivery of and payment for such Common Shares in accordance with the terms and conditions of the Registration Statements, the Underwriting Agreement, the Prospectus and the Prospectus Supplement, such Common Shares being issued by the Company, will be validly issued, fully paid and non-assessable shares in the share capital of the Company.

We hereby consent to the inclusion of this opinion as an exhibit to a Current Report on Form 6-K to be filed by the Company with the Commission, which Current Report on Form 6-K will be incorporated by reference into the Registration Statements, and to the references to our firm under the caption “Legal Matters” in the Prospectus Supplement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

Yours truly,

/s/ Norton Rose Fulbright Canada LLP